    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1999

                                                      REGISTRATION NO. 333-66765
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                               AMENDMENT NO. 2 TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                         CALYPTE BIOMEDICAL CORPORATION

             (Exact name of registrant as specified in its charter)

           DELAWARE                          3826                  06-1226727
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. employer
              of                 Classification Code Number)     identification
incorporation or organization)                                      number)

                1440 FOURTH STREET, BERKELEY, CALIFORNIA 94710,
                                 (510) 749-5100

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                               WILLIAM A. BOEGER
   President, Chief Executive Officer and Chairman of the Board of Directors
                         Calypte Biomedical Corporation
                               1440 Fourth Street
                           Berkeley, California 94710
                                 (510) 749-5100

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

                               SARAH O'DOWD, ESQ.
                        Heller Ehrman White & McAuliffe
                             525 University Avenue
                          Palo Alto, California 94301
                             (650) 324-7000 (phone)
                              (650) 324-0638 (fax)
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 13, 1999


PROSPECTUS

                         CALYPTE BIOMEDICAL CORPORATION
                        3,102,500 SHARES OF COMMON STOCK

                               ------------------


    The stockholders of Calypte Biomedical Corporation identified on page 11 may offer and sell the shares covered by this prospectus from time to time. The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Calypte will pay the expenses of registration of the sale of the shares.



    Our common stock trades on the Nasdaq SmallCap Market under the symbol "CALY". On January 12, 1999, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $2.25 per share.


    BEGINNING ON PAGE 2, WE HAVE LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                            ------------------------

    The Securities and Exchange Commission and state regulatory authorities have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------


                The Date of this Prospectus is            , 1999

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, ALONG WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN DECIDING WHETHER TO INVEST IN OUR SHARES. THESE FACTORS, AMONG OTHERS, MAY CAUSE ACTUAL RESULTS, EVENTS OR PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE IN THIS PROSPECTUS.


    UNCERTAIN MARKET ACCEPTANCE OF OUR NEW METHOD OF DETERMINING THE PRESENCE OF HIV ANTIBODIES. Our products incorporate a new method of determining the presence of HIV antibodies. There can be no assurance that we will obtain:


    - any significant degree of market acceptance among physicians, patients or health care payors; or

    - recommendations and endorsements by the medical community which are essential for market acceptance of the products.


We have FDA approval to market our urine HIV-1 screening and confirmatory test in the United States and in July, 1998 we began marketing this product. However, to date this product has only generated limited revenues and not achieved significant market penetration. The failure of our products to obtain market acceptance would have a material adverse effect on us.



    WE LACK EXPERIENCE SELLING AND MARKETING OUR HIV-1 URINE-BASED SCREENING TEST. We have no experience marketing and selling our products either directly or through our distributors. The success of our products depends upon alliances with third-party distributors. There can be no assurance that:


    - our direct selling efforts will be effective;

    - our distributors will market successfully our products; or

    - if our relationships with distributors terminate, we will be able to establish relationships with other distributors on satisfactory terms, if at all.

Any disruption in our distribution, sales or marketing network could have a material adverse effect on us.


    WE HAVE SUSTAINED LOSSES IN THE PAST AND WE EXPECT TO SUSTAIN LOSSES IN THE FUTURE. We have incurred losses in each year since our inception. Our net loss for the six months ended June 30, 1998 was $3.8 million. We expect operating losses to continue as we continue our marketing and sales activities for our first FDA-approved product and conduct additional research and development for subsequent products.



    OUR QUARTERLY RESULTS MAY FLUCTUATE DUE TO CERTAIN REGULATORY, MARKETING AND COMPETITIVE FACTORS OVER WHICH WE HAVE LITTLE OR NO CONTROL. The factors listed below, some of which we can not control, may cause our revenues and results of operations to fluctuate significantly:



    - actions taken by the FDA or foreign regulatory bodies relating to our products;



    - the extent to which our products gain market acceptance;



    - the timing and size of distributor purchases; and



    - introductions of alternative means for testing for HIV by competitors.



    WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING THAT WE WILL NEED IN THE NEXT SIX MONTHS. We believe that we will need to raise more money in the next six months to continue to finance our operations. We may not be able to obtain additional financing on acceptable terms, or at all. Any failure to raise additional financing will likely place us in significant financial jeopardy.



    WE DEPEND UPON THE VIABILITY OF A SINGLE PRODUCT--OUR HIV-1 URINE-BASED SCREENING TEST. Our HIV-1 urine-based screening test product is our only product. Accordingly, we may have to cease operations if our screening test fails to achieve market acceptance or generate significant revenues.



    OUR PRODUCT DEPENDS UPON RIGHTS TO TECHNOLOGY THAT WE HAVE LICENSED FROM THIRD PARTY PATENT HOLDERS AND THERE CAN BE NO ASSURANCE THAT

THE RIGHTS WE HAVE UNDER THESE LICENSING AGREEMENTS ARE SUFFICIENT OR THAT WE CAN ADEQUATELY PROTECT THOSE RIGHTS. We currently have the right to use patent and proprietary rights which are material to the manufacture and sale of our HIV-1 urine-based screening test under licensing agreements with New York University, Cambridge, Repligen, and the Texas A&M University System.



    WE RELY ON SOLE SOURCE SUPPLIERS THAT WE CANNOT QUICKLY REPLACE FOR CERTAIN COMPONENTS CRITICAL TO THE MANUFACTURE OF OUR PRODUCTS. Any delay or interruption in the supply of these components could have a material adverse effect on us by significantly impairing our ability to manufacture products in sufficient quantities, particularly as we increase our manufacturing activities in support of commercial sales.



    WE HAVE LIMITED EXPERIENCE IN MANUFACTURING OUR PRODUCTS AND NO EXPERIENCE IN MANUFACTURING OUR PRODUCTS IN COMMERCIAL QUANTITIES. We may encounter difficulties in scaling-up production of new products, including problems involving:


    - production yields;

    - quality control and assurance;

    - raw material supply; and

    - shortages of qualified personnel.


    THE SUCCESS OF OUR PLANS TO ENTER INTERNATIONAL MARKETS MAY BE LIMITED OR DISRUPTED DUE TO RISKS RELATED TO INTERNATIONAL TRADE AND MARKETING AND THE CAPABILITIES OF OUR DISTRIBUTORS. We anticipate that international distributor sales will generate a significant portion of our revenues for the next several years. We believe that our urine-based test can provide significant benefits in countries that do not have the facilities or personnel to safely and effectively collect and test blood samples. The following risks may limit or disrupt our international sales:


    - the imposition of government controls;

    - export license requirements;

    - political instability;

    - trade restrictions;

    - changes in tariffs;

    - difficulties in managing international operations; and

    - fluctuations in foreign currency exchange rates.

    Some of our distributors have limited international marketing experience. There can be no assurance that these distributors will be able to market successfully our products in foreign markets.


    WE FACE INTENSE COMPETITION IN THE MEDICAL DIAGNOSTIC PRODUCTS MARKET AND RAPID TECHNOLOGICAL ADVANCES BY COMPETITORS. Competition in our diagnostic market is intense and we expect it to increase. Within the United States, our competitors include a number of well-established manufacturers of HIV tests using blood samples, plus at least one system for the detection of HIV antibodies using oral fluid samples. Many of our competitors have significantly greater financial, marketing and distribution resources than we do. Several of these competitors may have already submitted applications to the FDA for approval of their over-the-counter products. Our competitors may succeed in developing or marketing technologies and products that are more effective than ours.


    These developments could render our technologies or products obsolete or noncompetitive or otherwise have a material adverse effect on us.


    OUR ABILITY TO MARKET OUR PRODUCT DEPENDS UPON OBTAINING AND MAINTAINING FDA AND FOREIGN REGULATORY APPROVALS. Numerous governmental authorities in the United States and other countries regulate our products. The FDA regulates our products under federal statutes and regulations related to pre-clinical and clinical testing, manufacturing, labeling, distribution, sale and promotion of medical devices in the United States.


    If we fail to comply with FDA regulations, or the FDA believes that we are not in compliance with such regulations, the FDA can:

    - detain or seize our products;

    - issue a recall of our products;

    - prohibit marketing and sales of our products; and

    - assess civil and criminal penalties against us, our officers or our employees.

    We also plan to sell our products in certain foreign countries where they may be subject to similar local regulatory requirements. The imposition of any of the sanctions described above could have a material adverse effect on us.

    The regulatory approval process in the United States and other countries is expensive, lengthy and uncertain. We may not obtain necessary regulatory approvals or clearances in a timely manner, if at all. We may lose previously obtained approvals or clearances or fail to comply with regulatory requirements. The occurrence of any of these events would have a material adverse effect on Calypte.

    In addition, we are in the process of moving manufacturing from our Berkeley, California facility to our facility in Alameda, California. Before we begin to manufacture our product at the Alameda facility, we must apply for and obtain FDA approval for that facility. Delays in receiving the FDA's approval or other difficulties which we encounter in scaling-up our manufacturing capacity to meet demand could have a material adverse effect on us.


    WE HAVE RECEIVED A WARNING LETTER FROM THE FDA REGARDING THE SUFFICIENCY OF OUR MANUFACTURING RECORDS AND PRODUCTION PROCEDURES AND WE MUST SATISFY THE FDA'S CONCERNS IN ORDER TO AVOID REGULATORY ACTION AGAINST US. On November 19, 1998, we received a Warning Letter from the FDA following an inspection of our manufacturing facility in Berkeley, California. We responded in full to the Warning Letter on December 11, 1998 and we believe our responses should be sufficient. However, if the FDA is not satisfied with our corrective actions, it could take regulatory actions against us including license suspension, revocation, and/or denial, seizure and/or injunction, and/or civil penalties. Any such FDA action is likely to have a material adverse effect upon our ability to conduct operations. In addition, failure to satisfy the FDA may adversely affect receiving approval for the Alameda facility. See "Recent Developments" on page 8.



    WE MAY ENCOUNTER DIFFICULTIES, DELAYS AND UNFORSEEN EXPENSES IN ESTABLISHING A CLINICAL REFERENCE LABORATORY THAT COULD ADVERSELY EFFECT OUR ABILITY TO MARKET AN OVER-THE-COUNTER HIV-1 URINE SCREENING KIT In connection with seeking approval for an over-the-counter home urine collection kit for HIV-1 testing, we may establish a clinical reference laboratory. We may not be able to establish the laboratory or receive the regulatory approvals required for its operation. If the necessary regulatory approvals are obtained, the reference laboratory would test for HIV using our urine-based HIV-1 test and receive home-collected urine for HIV testing. In addition, we may have to offer counseling to laboratory customers in connection with the reporting of results. A reference laboratory, especially for HIV testing, involves a number of risks. To establish a reference laboratory, we must:


    - seek to hire and retain laboratory personnel;

    - purchase necessary equipment;

    - secure required permits;

    - incur marketing expenses;

    - obtain customers; and

    - comply with government regulations.


    Difficulties, delays or unforeseen expenses incurred in the course of completing any of these tasks could have an adverse effect on our ability to market a cost-effective over-the-counter kit for HIV-1 testing.



    AS THE SMALL MANUFACTURER OF A MEDICAL DIAGNOSTIC PRODUCT, WE ARE EXPOSED TO PRODUCT LIABILITY AND RECALL RISKS FOR WHICH INSURANCE COVERAGE IS EXPENSIVE, LIMITED AND POTENTIALLY INADEQUATE. Calypte manufactures medical diagnostic products which subject it to risks of product liability claims or product recalls, particularly in the event of false positive or false negative reports. A product recall or a successful product liability claim or claims which exceed our insurance coverage could have a material adverse effect on us. We maintain $10,000,000 of product liability insurance. However, product liability insurance is expensive. In the future we may not be able to obtain coverage on acceptable terms, if at all. Moreover, our insurance coverage may not adequately protect us from liabilities which we incur in connection with clinical trials or sales of our products.


    OUR CHARTER DOCUMENTS MAY INHIBIT A TAKEOVER. Certain provisions of our Certificate of Incorporation and Bylaws could:


    - discourage potential acquisition proposals;

    - delay or prevent a change in control of Calypte;

    - diminish stockholders' opportunities to participate in tender offers for our common stock, including tender offers at prices above the then current market price; or

    - inhibit increases in the market price of our common stock that could result from takeover attempts.


    INVESTORS' ABILITY TO TRADE OUR COMMON STOCK MAY BE LIMITED BY TRADING VOLUME. The trading volume in our common shares has been relatively limited. A consistently active trading market for our common stock may not develop.



    WE MAY BE REMOVED FROM THE NASDAQ SMALLCAP MARKET IF WE FAIL TO MEET CERTAIN MAINTENANCE CRITERIA. The Nasdaq Stock Market inquired on one occasion whether we continue to meet the net capital surplus maintenance criterion for trading on the Nasdaq SmallCap Market. We currently meet the capital surplus requirement but our ability to continue to do so will depend on whether we are able to maintain a net capital surplus of at least $1,000,000. The public trading volume of our common stock and the ability of our stockholders to sell their shares could be significantly impaired if we fail to meet the maintenance criteria and are removed from the Nasdaq SmallCap Market. In that case, our common stock would trade on either the OTC bulletin board, a regional exchange or in the pink sheets, which would likely result in an even more limited trading volume.



    THE PRICE OF CALYPTE'S COMMON STOCK HAS BEEN HIGHLY VOLATILE DUE TO SEVERAL FACTORS WHICH WILL CONTINUE TO EFFECT THE PRICE OF OUR STOCK. Our common stock has traded as low as $.50 and as high as $4.43 between mid-October 1998 and mid-December 1998. Some of the factors leading to this volatility include:


    - price and volume fluctuations in the stock market at large which do not relate to our operating performance;

    - fluctuations in our operating results;

    - announcements of technological innovations or new products which we or our competitors make;

    - FDA and international regulatory actions;


    - availability of reimbursement for use of our products from private health insurers, governmental health administration authorities and other third-party payors;


    - developments with respect to patents or proprietary rights;

    - public concern as to the safety of products that we or others develop;

    - changes in health care policy in the United States or abroad; and

    - changes in stock market analysts' recommendations regarding Calypte, other medical products companies or the medical product industry generally.


    CALYPTE AND THE PRICE OF CALYPTE SHARES MAY BE ADVERSELY EFFECTED BY THE PUBLIC SALE OF A SIGNIFICANT NUMBER OF THE SHARES ELIGIBLE FOR FUTURE
SALE. Nearly all outstanding shares of our common stock are freely tradable. Sales of common stock in the public market could materially adversely affect the market price of our common stock. Such sales also may inhibit our ability to obtain future equity or equity-related financing on acceptable terms.



    OUR RESEARCH AND DEVELOPMENT OF HIV URINE TESTS INVOLVES THE CONTROLLED USE OF HAZARDOUS MATERIALS. There can be no assurance that our safety procedures for handling and disposing of hazardous materials such as azide will comply with applicable regulations. In addition, we can not eliminate the risk of accidental contamination or injury from these materials. We may be held liable for damages from such an accident and that liability could have a material adverse effect on us.


    WE MAY NOT BE ABLE TO RETAIN OUR KEY EXECUTIVES AND RESEARCH AND DEVELOPMENT PERSONNEL. As a small company with only 30 employees, our success depends on the services of key employees in executive and research and development positions. The loss of the services of one or more of such employees could have a material adverse effect on us.



    WE HAVE NOT COMPLETED OUR YEAR 2000 COMPLIANCE PROGRAM SO THE POTENTIAL COSTS AND COMPLICATIONS ASSOCIATED WITH YEAR 2000 COMPLIANCE CANNOT BE DETERMINED AT THIS TIME. Calypte has a formal Year 2000 Program focusing on five key readiness areas: 1) hardware, addressing information technology; 2) software, addressing business, research, financial, inventory planning, production control, product distribution and customer support; 3) firmware, addressing built-in microprocessors that control production and non-production equipment; 4) third party suppliers of critical inventory; and 5) third party service providers.



    Calypte established a Year 2000 Task Force earlier this year. The task force is systematically examining each of the five key readiness areas by 1) identifying items with Year 2000 compliance concerns; 2) assessing the risk and impact of noncompliance for each item identified; and 3) correcting non-compliant items and testing the corrections to ensure readiness at both component and system levels. Calypte is in the process of contacting key suppliers to identify any concerns which may arise due to such suppliers' potential non-compliance. The task force will develop contingency plans if it discovers areas where there is a substantial possibility that Year 2000 compliance will not be achieved. Calypte has identified items with Year 2000 compliance concerns in three readiness areas: software, third party suppliers of critical inventory and third party service providers. We expect to complete risk assessment in each area by May 1999, and the correction, testing and the development of contingency plans will follow. Until we have completed our risk assessment and developed any necessary contingency plans, we will not be in a position to identify our most reasonably likely worst case Year 2000 scenario. We have presently completed correction and testing in the Hardware readiness area and it is now Year 2000 compliant. As of September 30, 1998, Calypte had spent a total of approximately $2300 on its Year 2000 program and has made limited expenditures related to its Year 2000 program since then. Through December 31, 1998, we have not incurred any unexpected Year 2000 related costs and we will provide an updated total of Year 2000 program expenditures in our Form 10-K Report for the year ended December 31, 1998.



    We estimate that total Year 2000 costs to upgrade systems within Calypte will range from $4,000 to $15,000 with the majority of costs to be incurred in the next eighteen months. At this time we do not anticipate that Calypte will incur significant operating expenses or be required to invest heavily in computer system improvements because our manufacturing process does not rely heavily on automation and our existing computer hardware has proven to be Year 2000 compliant. However, Calypte is continuing to assess and develop alternatives that will require refinement of its cost estimate over time. There can be no assurance that there will not be a delay in, or increased costs associated with, our Year 2000 compliance program. Since our program is ongoing, all potential Year 2000 complications have not yet been identified. Therefore, the potential impact of possible complications on Calypte's financial condition and results of operations cannot be determined at this time. If computer systems used by Calypte or its suppliers or the product integrity of products provided to Calypte by suppliers fail or experience significant difficulties related to the Year 2000, Calypte's operations and financial condition could be adversely effected.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                      WHERE YOU CAN FIND MORE INFORMATION


    We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including Calypte) may be found.


    This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-66765). The registration statement contains more information than this prospectus regarding Calypte and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.


                    SEC FILING
                (FILE NO. 0-20985)                              PERIOD/FILING DATE
---------------------------------------------------  ----------------------------------------
Annual Report on Form 10-K                           Year ended December 31, 1997

Quarterly Reports on Form 10-Q                       Quarter ended March 31, 1998
                                                     Quarter ended June 30, 1998
                                                     Quarter ended September 30, 1998

Current Report on Form 8-K                           January 4, 1999
Current Report on Form 8-K                           December 16, 1998

Description of common stock contained in             July 10, 1996
Registration Statements on Form 8-A                  December 16, 1998


    You may request a copy of these documents, at no cost, by writing to:

       Calypte Biomedical Corporation
       1440 Fourth Street
       Berkeley, California 94710
       Attention: President
       Telephone: (510) 749-5100.

                          FORWARD-LOOKING INFORMATION


    Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and
Section 21E of the Securities Exchange Act of 1934. A number of risks and uncertainties, including those discussed under the caption "Risk Factors" above and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.



                              RECENT DEVELOPMENTS



    On November 19, 1998, Calypte received a Warning Letter from the FDA following an inspection of its manufacturing facility in Berkeley, California. The observations in the Warning Letter generally concerned the adequacy of the manufacturing records and production procedures required under the FDA's Good Manufacturing Practices regulations. These regulations govern the type and completeness of manufacturing, quality, storage and other records which Calypte must prepare when it produces the HIV-urine test. Areas in which the FDA requested that the Good Manufacturing Practices standard operating procedures be revised included, among others, complaint handling, personnel training, corrective actions, monitoring of production processes, environmental controls, validations regarding the thoroughness of cleaning procedures and how equipment should be operated. Calypte responded in full to the Warning Letter on December 11, 1998 and believes that its responses should be sufficient. However, if Calypte receives additional inquiries from the FDA, it intends to cooperate fully to provide the requested information and take any further appropriate corrective actions. Calypte is in the process of moving its manufacturing to a new facility in Alameda, California.



                NEWS RELEASE ABOUT MARKET SIZE AND PROFITABILITY



    On December 3, 1998, Reuters News Service reported on a recently released study concerning the urine HIV test. The Reuters article quoted C. Fred Toney, an analyst with Pacific Growth Equities, Inc., expressing his opinion as to certain possible implications of the study for Calypte. The article included Mr. Toney's estimate of the size of the market for HIV screening in blood banks and asserted that Mr. Toney had opined about the future profitability of Calypte.



    Mr. Toney owns shares that are offered by this Prospectus. Pacific Growth Equities was the placement agent in the private placement in which the shares offered by this Prospectus were sold by Calypte to the selling stockholders. Two other employees of Pacific Growth Equities, Stephen J. Massocca and Todd J. Kenck, also own shares that are offered by this Prospectus. See "Selling Shareholders" on page 11. Calypte has no affiliation with Mr. Toney, Mr. Massocca or Mr. Kenck and we did not encourage Mr. Toney or any other Pacific Growth Equities employee to make any statements to the press. Mr. Toney's statements and opinions, to the extent accurately reported, are his own statements and opinions and not those of Calypte or Pacific Growth Equities. Calypte has not endorsed and does not now endorse the statements attributed to Mr. Toney in the December 3 Reuters article and this disclosure is intended to make clear that Calypte disclaims any such endorsement.



    According to the Reuters article, Mr. Toney estimated that the potential size of the blood bank testing market was $75 million per year. Mr. Toney has informed Calypte that this estimate was based on an estimate of the number of blood bank screenings performed during 1993 contained in Calypte's 1997 Form 10-K and on a hypothetical price per test based on the price Mr. Toney believes is currently paid for available HIV-1 urine-based screening tests in other markets.



    Calypte notes that we currently do not have FDA approval to market our test in the blood bank market. We do not and cannot provide any assurances that our urine test will be approved or mandated for use in blood banks by the FDA, the Centers for Disease Control or any other body or that it will be used by blood banks or any other potential users. If our urine test is so used, we do not and cannot provide any assurances as to the extent of such use or the price for that test.



    The Reuters article also reported that Mr. Toney believes Calypte could become profitable before the end of 1999. Mr. Toney has informed us that he was misquoted in that article. Mr. Toney informs us that in his conversations with the Reuters reporter he had hypothesized that profitability could be possible on such a time frame if (and only if) our urine test were to be MANDATED shortly by the FDA and/or the Centers for Disease Control for use in screening by blood banks. Mr. Toney did not express any opinion to Reuters or any other party as to whether or when such a mandate would ever be imposed. Further, neither Calypte nor Mr. Toney is aware of any pending or proposed action by FDA, the Centers for Disease Control or any other regulatory body that would mandate the use of Calypte's or any other urine test in connection with blood bank screening or any other application. Calypte does not suggest by including this description of the Reuters article that it believes any such regulatory action is imminent or probable. Further, there can be no assurances that Calypte will become profitable at any particular time or ever and, as indicated above, Calypte does not by this disclosure make or endorse any particular projection of its operating results or financial condition.



    More generally, we advise investors that we do not endorse or adopt any statements from Mr. Toney or any other source regarding the size of any particular market, cost per test or projected revenues or earnings. We do not believe that market size information is accurately predictive of future Calypte revenues and we caution investors not to interpret any information they may obtain or derive relating to or suggesting market size as a revenue projection for Calypte.



    If we from time to time make or have attributed to us any statements regarding market size, expected cost per test or projected earnings or revenues, those statements are forward-looking statements. Such statements are subject to risks and uncertainties and actual events or performance may differ materially due to a variety of factors, including those described under "Risk Factors" beginning on page 2.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of Calypte at June 30, 1998. The table also sets forth the actual capitalization pro forma and as adjusted assuming the sale of the 3,102,500 shares offered hereby at a price of $1.00 per share and the application of the net proceeds from such sale (after deduction of estimated commissions and estimated offering expenses).


                                                                                               JUNE 30, 1998
                                                                                          -----------------------
                                                                                                       PRO FORMA
                                                                                                        AND AS
                                                                                            ACTUAL     ADJUSTED
                                                                                          ----------  -----------
                                                                                           (IN THOUSANDS, EXCEPT
                                                                                            SHARE AND PER SHARE
                                                                                                   DATA)
Long-term portion of capital lease obligations..........................................  $      118   $     118
Mandatorily Redeemable Series A Preferred Stock, $0.001 par value; no shares authorized;       2,036       2,036
  100,000 shares issued and outstanding; aggregate redemption and liquidation value of
  $1,000 plus cumulative dividends......................................................
Stockholders' equity (deficit):
  Preferred Stock, $0.001 par value, 5,000,000 shares authorized; no shares issued and        --          --
    outstanding, actual and as adjusted.................................................
  Common Stock, $0.001 par value, 20,000,000 shares authorized; 13,414,073 shares issued          13          17
    and outstanding, as of June 30, 1998; 16,516,573 shares issued and outstanding, as adjusted(1).........................................................................
Additional paid-in capital..............................................................      56,958      59,798
Deferred compensation...................................................................        (335)       (335)
Deficit accumulated during development stage............................................     (52,097)    (52,097)
                                                                                          ----------  -----------
Total stockholders' equity (deficit)....................................................       4,539       7,383
                                                                                          ----------  -----------
                                                                                          ----------  -----------
Total capitalization....................................................................  $    6,693   $   9,537
                                                                                          ----------  -----------
                                                                                          ----------  -----------


------------------------

                              SELLING STOCKHOLDERS


    The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by the selling stockholders as of September 30, 1998 (as adjusted to give effect to the purchases under the Purchase Agreement) and the number of shares that may be offered pursuant to this prospectus. This information is based upon information provided by the selling stockholders. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. The percentages of ownership set forth in the table are based on 13,428,194 shares of Common Stock outstanding as of October 26, 1998, and assume the sale and issuance of 3,102,500 shares of Common Stock pursuant to the Purchase Agreement. The individuals named in parentheses in the table have certain affiliations with the selling stockholder listed immediately above such individual. However, such individuals disclaim beneficial ownership of the shares.



    As set forth in notes 2 and 3 below, one of the selling stockholders is a director of Calypte and three of the other selling stockholders are employees of Pacific Growth Equities, Inc.. Pacific Growth Equities was the underwriter for Calypte's initial public offering and the placement agent for the sale of the shares to certain of the selling stockholders. Calypte has agreed to pay Pacific Growth Equities approximately $210,000 upon the closing of the sale for certain investment advisory services and for placement agent fees in connection with sales to certain purchasers, as well as for other advisory services unconnected to the offering. In addition, Calypte has agreed to reimburse Pacific Growth Equities for its reasonable out-of-pocket expenses incurred in connection with the offering, including the reasonable fees and expenses of Pacific Growth Equities' counsel, up to a maximum of $50,000.



                                                COMMON STOCK                         COMMON STOCK
                                             BENEFICIALLY OWNED       COMMON      BENEFICIALLY OWNED
                                              PRIOR TO OFFERING       STOCK         AFTER OFFERING
                                           -----------------------    TO BE     -----------------------
HOLDER                                       NUMBER      PERCENT       SOLD       NUMBER      PERCENT
-----------------------------------------  ----------  -----------  ----------  ----------  -----------
Clarion Group(1)                              800,000         4.8      800,000      --          --
  (Morton A. Cohen)
Atlas II, LP                                  810,000         4.9      610,000     200,000         1.2
  (Richard Jacinto)
R. J. Capital, LP                             190,000         1.2       90,000     100,000       *
  (Richard Jacinto)
Winston Partners                              200,000         1.2      200,000      --          --
  (Peter Hurwitz)
MAC & Co.                                     602,500         3.6      150,000     452,500         2.7
H&Q Health Care Investors                     861,576         5.2      360,000     501,576         3.0
H&Q Life Sciences Investors                   572,417         3.5      240,000     332,417         2.0
Porter Partners, LP                           200,000         1.2      200,000      --          --
  (Jeffrey H. Porter)
Apollo Medical Partners                       150,000       *          150,000      --          --
  (Brandon Fradd)                                           *
Robert Ryan, MD & Patricia Ryan               100,000       *          100,000      --          --
Stephen J. Massocca(2)                        150,000       *          150,000      --          --
C. Fred Toney(2)                               35,000       *           20,000      15,000       *
Todd J. Kenck(2)                                7,500       *            7,500      --          --
David E. Collins (3)                           95,958       *           25,000      70,958       *
                                                                                                    --
                                           ----------         ---   ----------  ----------
TOTALS                                      4,774,951        28.8    3,102,500   1,672,451         9.8


------------------------

*   Less than 1%

(1) Includes 400,000 shares held by Clarion Capital Corporation, 300,000 shares held by Clarion Partners, LP and 100,000 shares held by Clarion Offshore Fund, Ltd.



(2) Todd J. Kenck, C. Fred Toney, and Stephen Massocca are employees of Pacific Growth Equities. Mr. Kenck is a Vice President and an investment banker. Mr. Toney is co-Director of Research for Pacific Growth Equities and is the analyst who covers Calypte. He is one of six members of Pacific Growth Equities' executive committee. Mr. Massocca is Pacific Growth Equities' Chief Operating Officer, a member of its board of directors, and a member of its executive committee.



(3) Stockholder is a member of the Board of Directors of Calypte and is entitled to exercise options for the purchase of additional shares. The table includes shares subject to options exercisable by stockholder within sixty days of September 30, 1998.


                              PLAN OF DISTRIBUTION

    The selling stockholders may offer their shares at various times in one or more of the following transactions:

    - on the Nasdaq SmallCap Market (or any other exchange on which the shares may be listed);

    - in the over-the-counter market;

    - in negotiated transactions other than on such exchanges;

    - by pledge to secure debts and other obligations;

    - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

    - in a combination of any of the above transactions.

    The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices , at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares.

    Under certain circumstances the selling stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, Calypte has agreed to indemnify the selling stockholders with respect to the shares offered hereby against certain liabilities, including certain liabilities under the Securities Act. Alternatively, Calypte may contribute toward amounts paid due to such liabilities.

    Under the rules and regulations of the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the Calypte's common stock for a period of two business days prior to the commencement of such distribution. The selling stockholders will also be subject to applicable provisions of the Exchange Act and regulations under the Exchange Act which may limit the timing of purchases and sales of shares of Calypte's common stock by the selling stockholders.

    The selling stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to contractual obligations of Calypte, and Calypte has paid the expenses of the preparation of this prospectus. We have not made any underwriting arrangements with respect to the sale of shares offered hereby.

                                USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                                 LEGAL MATTERS


    Heller Ehrman White & McAuliffe of Palo Alto, California, our counsel in connection with the offering, has issued an opinion about the validity of the securities being offered.


                                    EXPERTS


    KPMG LLP, independent certified public accountants, audited the financial statements of Calypte Biomedical Corporation and subsidiary, (a development stage enterprise), incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the period indicated in their report. These documents are referenced herein in reliance upon the authority of KPMG, as experts in accounting and auditing in giving the report.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee................  $     957
Legal fees and expenses............................................     30,000
Accounting fees and expenses.......................................      5,000
Miscellaneous......................................................      6,011
Total..............................................................  $  41,968
                                                                     ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article VIII of Calypte's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

    Article VI of Calypte's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

    Calypte has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in Calypte's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 16. EXHIBITS


  EXHIBIT    DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------
       4.1*  Common Stock Purchase Agreement between Calypte and the selling stockholders, dated November 2, 1998
       5.1*  Opinion of Heller Ehrman White & McAuliffe
      23.1*  Consent of Heller Ehrman White & McAuliffe (filed as part of Exhibit 5.1)
      23.2*  Consent of KPMG Peat Marwick LLP, Independent Auditors
      24.1*  Power of Attorney


------------------------

*   Previously filed with this Registration Statement

ITEM 17. UNDERTAKINGS

        A. The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    PROVIDED, HOWEVER, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B. The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Berkeley, State of California, on January 13, 1999.


                                              CALYPTE BIOMEDICAL CORPORATION

                                                                By:

                                                                                   /s/ WILLIAM A. BOEGER

                                                                         -----------------------------------------

                                                                                     William A. Boeger

                                                                           PRESIDENT, CHIEF EXECUTIVE OFFICER AND

                                                                             CHAIRMAN OF THE BOARD OF DIRECTORS

                                                                               (PRINCIPAL EXECUTIVE OFFICER)




    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                        TITLE                         DATE
------------------------------------------------------  ------------------------------------  -------------------
                /s/ WILLIAM A. BOEGER*                  President, Chief Executive Officer
     -------------------------------------------        and Chairman of Board of Directors
                  William A. Boeger                     (Principal Executive Officer)            January 13, 1999

              HOWARD B. URNOVITZ, PH.D.*
     -------------------------------------------        Chief Science Officer and Director
              Howard B. Urnovitz, Ph.D.                                                          January 13, 1999

                                                        Chief Operating Officer, Vice
                   JOHN J. DIPIETRO                     President--Finance, Chief Financial
     -------------------------------------------        Officer and Secretary (Principal
                   John J. DiPietro                     Financial and Accounting Officer)        January 13, 1999

                    DAVID COLLINS*
     -------------------------------------------        Director
                    David Collins                                                                January 13, 1999

               JULIUS R. KREVANS, M.D.*
     -------------------------------------------        Director
               Julius R. Krevans, M.D.                                                           January 13, 1999

                 MARK NOVITCH, M.D.*
     -------------------------------------------        Director
                  Mark Novitch, M.D.                                                             January 13, 1999

               ZAFAR I. RANDAWA, PH.D.*
     -------------------------------------------        Director
               Zafar I. Randawa, Ph.D.                                                           January 13, 1999

                    PAUL FREIMAN*
     -------------------------------------------        Director
                     Paul Freiman                                                                January 13, 1999

                /s/ WILLIAM A. BOEGER
     -------------------------------------------
                  *William A. Boeger
                  (Attorney-in-Fact)

                         CALYPTE BIOMEDICAL CORPORATION

                               INDEX TO EXHIBITS


 EXHIBIT NO.   DESCRIPTION
-------------  -----------------------------------------------------------------------------------------------------
       4.1*    Common Stock Purchase Agreement between Calypte and the selling stockholders, dated November 2, 1998

       5.1*    Opinion of Heller Ehrman White & McAuliffe

      23.1*    Consent of Heller Ehrman White & McAuliffe (filed as part of Exhibit 5)

      23.2*    Consent of KPMG Peat Marwick LLP, Independent Auditors

      24.1*    Power of Attorney


------------------------

*   Previously filed with this Registration Statement